February 8, 2007

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC  20549

U.S.A.

Dear Ladies and Gentlemen:

We are the former independent auditors for Empirical Ventures, Inc. (the “Company”).  We have read the Company’s disclosure in the section “Changes In and Disagreements With Accountants on Accounting and Financial Disclosure” as included in the Company’s SB-2/A Amendment Number 10 dated December 12, 2006 and are in agreement with the disclosure in that section, insofar as it pertains to our firm.  We have no basis to agree or disagree with other statements of the Company contained in that section or elsewhere in the SB-2/A, as referred to above.

Yours very truly,

“Amisano Hanson”

AMISANO HANSON

Endnotes

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	Amisano Hanson
Chartered Accountants

750 WEST PENDER STREET, SUITE 604 TELEPHONE: 604-689-0188
VANCOUVER CANADA FACSIMILE: 604-689-9773
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